Exhibit (i)
CALCULATION OF FILING FEE TABLES
Schedule TO
(Form Type)
CONX Corp.
(Exact name of Registrant as Specified in its Charter)
Table 1 — Transaction Valuation
	Transaction Valuation	Fee rate	Amount of filing fee(2)
Fees to Be Paid	$22,445,168(1)	0.0001476	$3,312,90
Fees Previously Paid	—		—
Total Transaction Valuation	$22,445,168(1)
Total Fees due for Filing			$3,312.90
Total Fees Previously Paid			—
Total Fee Offsets			—
Net Fee Due			$3,312.90

(1)
Estimated for purposes of calculating the amount of the filing fee only. The transaction value assumes the purchase of a total of 2,120,269 outstanding shares of Class A common stock of CONX Corp., par value $0.0001 per share, at the tender offer price of $10.585614 per share.

(2)
The amount of the filing fee is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, which equals $147.60 for each $1,000,000 of the value of the transaction.